SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	June	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated June 17, 2008.

Document 1

For Immediate Release	June 17, 2008
RM: 9 – 08

Crystallex Files Rebuttal to Minister of Environment

TORONTO, ONTARIO, JUNE 17, 2008 – CRYSTALLEX INTERNATIONAL CORPORATION (TSX: KRY) (AMEX: KRY) reported today that it has filed a rebuttal with the Minister of the Environment and Natural Resources of Venezuela (“MinAmb”) under the administrative laws of the Bolivarian Republic of Venezuela. This appeal to the Minister is in response to the denial of the Company’s first appeal to the Director General of Permitting in MinAmb.  As earlier reported, Crystallex filed an appeal on May 12, 2008 to the Director General in response to his communication denying the request for the permit to affect natural resources for the Las Cristinas project.   The Director General denied the initial appeal and advised Crystallex of its rights under Venezuelan law to appeal directly to the Minister of MinAmb. The Minister has, under statute, 90 business days in which to issue a decision on the appeal.

Crystallex also commented that it was invited to appear at a public hearing of the Economic Development Committee of the Venezuelan National Assembly. At the hearing, Crystallex gave a presentation addressing a wide range of matters, including plans for mining at Las Cristinas, the current state of the environment in the area of the project, the proposed plan for reclamation at the completion of mining, the social projects in the local communities and its employment and training plans for the local communities. Senior representatives of the Ministry of Basic Industries and Mining (“MIBAM”) also appeared before the committee hearings and they supported the position presented by Crystallex.  MinAmb representatives did not attend the hearing. The hearing adjourned, and representatives of MinAmb have now been summoned by the Committee to appear and testify.

Crystallex has been advised of its legal rights through the contractual agreement with Venezuela to develop and exploit Las Cristinas and is operating in a manner to maximize the protection of its shareholder and stakeholder rights and value.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements included or incorporated by reference in this news release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” below or in the Company’s 2007 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	June 17, 2008	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh Title: Chief Financial Officer